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                             September 9, 2021

       Pijun Liu
       Chief Executive Officer
       WeTrade Group, Inc.
       No 1 Gaobei South Coast
       Yi An Men 111 Block 37, Chao Yang District
       Beijing City, People Republic of China 100020

                                                        Re: WeTrade Group, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 25,
2021
                                                            File No. 333-252149

       Dear Mr. Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 1 and the revised disclosure on your prospectus cover page. Please
revise to include corresponding disclosure in the prospectus summary.
   2.                                                   Please include a
corporate organizational chart in the prospectus summary.
       Risk Factor Summary, page 3

   3. We note your response to prior comment 4. Please revise to disclose that risks and uncertainties regarding
the enforcement of laws and that rules and regulations in China
 Pijun Liu
WeTrade Group, Inc.
September 9, 2021
Page 2
      can change quickly with little advance notice and disclose that actions related to oversight and control over offerings that are conducted overseas and/or foreign investment in China-
      based issuers could cause the value of the Company's securities securities to significantly decline or be worthless.
      You may contact Jeffrey Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,
FirstName LastNamePijun Liu
                                                            Division of
Corporation Finance
Comapany NameWeTrade Group, Inc.
                                                            Office of
Technology
September 9, 2021 Page 2
cc:       Yarona L. Yieh, Esq.
FirstName LastName